Nicole C. Brookshire

T: +1 617 937 2357

nbrookshire@cooley.com

October 22, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Larry Spirgel

Celeste M. Murphy

Kate Beukenkamp

Ivette Leon

Joseph Kempf

Re:	Criteo S.A.

Amendment No. 2 to Draft Registration Statement on Form F-1

Filed October 10, 2013

CIK No. 0001576427

Ladies and Gentlemen:

On behalf of Criteo S.A. (the “Company”), we are transmitting Amendment No. 3 (the “Amendment”) to the Registration Statement on Form F-1 (the “Registration Statement”). We are also sending a hard copy of this letter and the Amendment, including a version that is marked to show changes to the Registration Statement from Amendment No. 2 filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 10, 2013, to the staff of the Division of Corporation Finance (the “Staff”), in care of Ms. Beukenkamp.

The Amendment is being filed in response to comments received from the Staff by letter dated October 18, 2013 with respect to the Registration Statement (the “Comments”). Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

French Tax Consequences, page 205

1.	Please remove the statement indicating that this disclosure “is intended only as a general summary” and disclose that it is counsel’s opinion. Also, in the disclosure that appears on page 206, remove the disclaimer indicating that the disclosure “does not constitute a legal opinion or tax advice.”

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

October 22, 2013

Page Two

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 207 and 208 of the Amendment.

Exhibit 5.1

2.	Please revise to include an opinion indicating whether the ordinary shares will, when sold, be non-assessable.

Response:

In response to the Staff’s comment, the Company has filed a revised Exhibit 5.1.

Exhibit 8.1

3.	Revise the assumption indicating that “all parties had the power, corporate or other, to enter into and perform all obligations thereunder” to limit the assumption to parties other than the registrant. In the next to last paragraph, please state that the disclosure of the French tax consequences is counsel’s opinion instead of indicating that the disclosure “present[s] fair summaries of the material French tax consequences.”

Response:

In response to the Staff’s comment, the Company has filed a revised Exhibit 8.1.

Please fax any additional comment letters concerning the Amendment to (617) 937-2400 and direct any questions or comments concerning the Amendment or this response letter to the undersigned Nicole Brookshire at (617) 937-2357.

Very truly yours,

/s/ Nicole Brookshire

Nicole C. Brookshire

CC:	Benoit Fouilland

Paul Wensel

Paul Huie

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM